Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-181291

SUPPLEMENT NO. 1

DATED APRIL 30, 2013

TO THE PROSPECTUS DATED JUNE 8, 2012

OF

STAG INDUSTRIAL, INC.

7,590,000 Shares of Common Stock

Unless otherwise indicated or the context requires otherwise, in this prospectus supplement references to “our company,” “we,” “us,” and “our” refer to STAG Industrial, Inc., a Maryland corporation, and its consolidated subsidiaries, including STAG Industrial Operating Partnership, L.P., a Delaware limited partnership, which we refer to in this prospectus as our “operating partnership.”

This prospectus supplement updates the prospectus dated June 8, 2012 relating to the possible issuance of up to 7,590,000 shares of our common stock in exchange for common units of limited partnership (“common units”) in our operating partnership tendered for redemption by one or more of the limited partners pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in this prospectus, and any of their permitted donees, pledgees, transferees or other successors-in-interest.

We are providing this prospectus supplement to update the table under the caption “Selling Stockholders” in the prospectus dated June 8, 2012. The following updated information is based upon information provided to us by the selling stockholders and is accurate to our knowledge as of the date of this prospectus supplement. The table below reflects distributions and transfers by STAG Investments III, LLC, STAG Investments IV, LLC, STAG GI Investments, LLC and STAG III Employees, LLC, which are no longer selling stockholders, of an aggregate of 7,556,631 shares of common stock:

	Shares	Common	Maximum			Maximum
	Owned	Units	Number of	Shares		Number of
	Prior to	Owned	Shares	Owned Following		Shares	Shares Owned After
Name of Selling	the	Prior to the	Issuable in	Exchange (2)(4)		Offered	Resale (3)(4)
Stockholder (1)	Exchange	Exchange	the Exchange	Number	%	for Resale	Number	%
GI STAG Investco LLC (5)	—	5,087,497	5,087,497	5,087,497	10.8%	5,087,497	—	—%
Benjamin S. Butcher (6)	93,042	9,320	9,320	102,362	*	88,562	13,800	*
Gregory W. Sullivan (7)	127,704	—	—	127,704	*	47,109	80,595	*
Stephen C. Mecke (7)(8)	4,000	16,248	16,248	20,248	*	16,248	4,000	*
Kathryn Arnone (7)	3,500	9,844	9,844	13,344	*	9,844	3,500	*
David G. King (7)	764	7,568	7,568	8,332	*	7,568	764	*

*         Represents less than 1.0%.

(1)                  The selling stockholders listed above hold common units in our operating partnership received in connection with private placements that we entered into upon completion of our formation transactions and initial public offering or shares of common stock issued in exchange for such common units.  Selling stockholders that are entities may distribute shares of common stock prior to sale under this prospectus. The selling stockholders also may include persons who are donees, pledgees, transferees or successors-in-interest of the listed selling stockholders.

(2)                  Assumes that we exchange the common units of the selling stockholders for shares of our common stock. In computing the percentage ownership of a selling stockholder, we have assumed that the common units held by that selling stockholder have been exchanged for shares of common stock and that those shares are outstanding but no common units held by other persons are exchanged for shares of common stock.

(3)                  Assumes that the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus.  In computing the percentage ownership of a selling stockholder, we have assumed that the common units held by that selling stockholder have been exchanged for shares of common stock and that those shares are outstanding but no common units held by other persons are exchanged for shares of common stock.  This percentage is calculated assuming that each selling stockholder sells all of the shares offered by this prospectus. It is difficult to estimate with any degree of certainty the amount and percentage of shares of common stock that would be held by each selling stockholder after completion of the offering. First, we have the option to satisfy common unit redemption requests by paying the cash value of the units rather than issuing shares of our common stock. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling stockholder receives shares of common stock upon redemption of such holder’s common units, such holder may offer all, some or none of such shares.

(4)                  Based on a total of 42,221,072 shares of our common stock outstanding as of March 31, 2013.

(5)                  F. Alexander Fraser, a member of our board of directors, serves as a member of the board of GI STAG Investco LLC and as a Managing Director of an affiliate of GI STAG Investco LLC.

(6)               Benjamin S. Butcher is our Chairman, Chief Executive Officer and President.  Pursuant to a loan and security agreement and/or other similar documentation (collectively, the “Loan Documentation”) between Mr. Butcher and Bank of America, N.A, Mr. Butcher has pledged 79,242 shares of common stock that may be offered pursuant to this prospectus as security for his obligations in connection with the Loan Documentation.  Upon a demand or default under the Loan Documentation, Bank of America, N.A. or an affiliate thereof, may sell the applicable shares of common stock offered by this prospectus.

(7)                  Gregory W. Sullivan is our Chief Financial Officer, Executive Vice President and Treasurer; Stephen C. Mecke is our Chief Operating Officer and Executive Vice President; Kathryn Arnone is our Executive Vice President, General Counsel and Secretary; and David G. King is our Executive Vice President and Director of Real Estate Operations.

(8)                  Mr. Mecke owns 2,000 shares directly and 2,000 shares indirectly through his spouse.

This prospectus supplement is not complete without the prospectus dated June 8, 2012, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is April 30, 2013.